Exhibit(a)(21)

May 27, 2010

Sun Pharmaceutical Industries Ltd.
Acme Plaza
Andheri — Kurla Rd, Andheri (E)
Mumbai — 400 059

Attn:  Dilip S. Shanghvi
         Chairman and Managing Director

Taro Pharmaceutical Industries, Ltd.
Share Purchase Proposal

Dear Mr. Shanghvi:

Guggenheim Securities, LLC ("Guggenheim Securities") has been retained by Taro Pharmaceutical Industries, Ltd. ("Taro") in connection with a review of alternatives relating to the ongoing litigation between Sun Pharmaceutical Industries Ltd. ("Sun"), Taro and their respective affiliates. We understand that in 2009, the Supreme Court of the State of Israel suggested mediation as a mechanism to arrive at a negotiated business solution to this ongoing dispute. Guggenheim Securities was asked to explore whether there is a practical business solution that will serve the interests of both parties.

Toward this end, over the last several weeks, we have introduced a number of institutional investors to Taro. Our purpose in doing so was to ascertain whether there was sufficient market interest to develop a proposal to purchase Sun's equity interest in Taro at an attractive price. We felt that if this were feasible, it could provide the basis for resolving the ongoing dispute.

These investors have now had an opportunity to meet with Taro's senior management and have received information on a confidential basis regarding Taro's business and products, historical financial performance and future prospects. After a review of this information, several of these investors submitted indications of interest with respect to participating in the purchase of Sun's equity interest in Taro. Based on a review of these responses, Guggenheim Securities is highly confident that we can arrange the purchase of Sun's entire equity interest in Taro by a group of institutional investors at a price of $15 per share. Such purchase would be subject to the completion of confirmatory due diligence, negotiation of definitive documentation and settlement of all outstanding litigation with Taro and its affiliates. Importantly, the purchase would not be conditioned upon receipt of audited financial statements or a relisting of Taro's shares on a national securities exchange. Once an agreement in principle is reached with respect to key terms, we believe that the investor group would be able to execute definitive transaction documentation expeditiously given the work that has been completed to date.

We believe that a prompt resolution of this matter is in the best interests of both Sun and Taro. The uncertainty surrounding the current situation, which could persist for some time, adversely affects shareholders, employees and customers of both parties. We believe this transaction would be viewed positively by Sun's shareholders as it will allow Sun to monetize an illiquid, minority position, while realizing a profit of over $140 million—more than double the size of its initial investment.

As our lead investors have requested that you respond to their indication promptly, we would appreciate your response no later than the close of business on June 7, 2010. We are available to discuss any questions that you may have or inquiries that you or your representatives may wish to explore. I ask that you contact me directly at (212) 901-9371, or my colleagues, Eric Rutkoske (212-901-9378) or Ken Springer (212-901-9322).

GUGGENHEIM SECURITIES, LLC

/s/ Alan D. Schwartz
By: Alan D. Schwartz
Title: Executive Chairman

About Guggenheim

Guggenheim Partners, LLC is a global, privately held, diversified financial services firm with more than S100 billion of assets under supervision and offices in the Americas, Europe and Asia. Guggenheim Partners employs over 1,600 professionals and includes an array of financial services businesses, including investment banking and capital markets, portfolio and risk management, wealth management, insurance and merchant banking. Alan D. Schwartz became Executive Chairman of Guggenheim Partners in June 2009. Prior to joining Guggenheim Partners, Mr. Schwartz spent more than 30 years with The Bear Stearns Companies, most recently as its Chief Executive Officer. Guggenheim Securities, LLC is the registered broker dealer of Guggenheim Partners.